Filed with the Securities and Exchange Commission on August 31, 2023

1933 Act Registration File No. 333-200168
1940 Act Registration File No. 811-23011

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[	X	]
Pre-Effective Amendment No.		[		]
Post-Effective Amendment No.	37	[	X	]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[	X	]
Amendment No.	40	[	X	]

(Check Appropriate Box or Boxes)

THE RBB FUND TRUST
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
 (Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (609) 731-6256
Copies to:

STEVEN PLUMP	JILLIAN L. BOSMANN, ESQUIRE
The RBB Fund Trust	Faegre Drinker Biddle & Reath LLP
615 East Michigan Street	One Logan Square, Suite 2000
Milwaukee, Wisconsin 53202-5207	Philadelphia, Pennsylvania 19103-6996

Approximate Date of Proposed Public Offering:  As soon as practicable after the Registration Statement becomes effective.

[	X	]	immediately upon filing pursuant to paragraph (b)
[		]	on (date) pursuant to paragraph (b)
[		]	60 days after filing pursuant to paragraph (a)(1)
[		]	on (date) pursuant to paragraph (a)(1)
[		]	75 days after filing pursuant to paragraph (a)(2)
[		]	on (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

[	]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Explanatory Note: This Post-Effective Amendment No. 37 to the Registration Statement on Form N-1A (333-200168) of The RBB Fund Trust (as amended, the “Registration Statement”) is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended, in order to submit Exhibit (j)(2): Consent of Independent Registered Public Accounting Firm – BBD, LLP. This amendment consists of the following: (1) Facing sheet of the Registration Statement; and (2) Part C of the Registration Statement (including signature page). The Prospectus and Statement of Additional Information are incorporated by reference from Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A of The RBB Fund Trust filed on April 26, 2023. There have been no changes to the Prospectus or Statement of Additional Information.

THE RBB FUND TRUST
PART C
PEA 37/40

OTHER INFORMATION

Item 28.	Exhibits.

(a)	(1)	Certificate of Trust(1)

	(2)	Amended and Restated Agreement and Declaration of Trust dated October 21, 2015(2)

	(3)	Certificate of Amendment to Certificate of Trust(7)

(b)		Bylaws, as amended(6)

(c)		Instruments Defining Rights of Security Holders are incorporated by reference to the Declaration of Trust and Bylaws

(d)		Investment Advisory Agreement Contracts

	(1)	Form of Investment Advisory Agreement (Penn Capital Funds) between the Registrant and Penn Capital Management Company, LLC(6)

	(2)	Form of Expense Limitation Agreement (Penn Capital Funds) between the Registrant and Penn Capital Management Company, LLC(6)

	(3)	Investment Advisory Agreement (P/E Global Enhanced International Fund) between the Registrant and P/E Global LLC (12)

	(4)	Expense Limitation Agreement (P/E Global Enhanced International Fund) between the Registrant and P/E Global LLC (12)

	(5)	Investment Advisory Agreement (Torray Fund) between the Registrant and Torray Investment Partners LLC (f/k/a Torray LLC) (12)

	(6)	Expense Limitation Agreement (Torray Fund) between the Registrant and Torray Investment Partners LLC (f/k/a Torray LLC) (12)

	(7)	Investment Advisory Agreement (Evermore Global Value Fund) between the Registrant and F/m Investments, LLC d/b/a North Slope Capital, LLC (14)

	(8)	Expense Limitation Agreement (Evermore Global Value Fund) between the Registrant and F/m Investments, LLC d/b/a North Slope Capital, LLC to be filed by amendment.

	(9)	Reserved

	(10)	Reserved

(11)
Investment Advisory Agreement (The Energy & Minerals Group EV, Solar & Battery Materials (Lithium, Nickel, Copper, Cobalt) Futures Strategy ETF (formerly, Element EV, Solar & Battery Materials (Lithium, Nickel, Copper, Cobalt) Futures Strategy ETF)) between the Registrant and The Energy & Minerals Group Advisors, LLC  (formerly, Element ETFs, LLC)(12)

(12)
Investment Sub-Advisory Agreement (The Energy & Minerals Group EV, Solar & Battery Materials (Lithium, Nickel, Copper, Cobalt) Futures Strategy ETF) between the Registrant, The Energy & Materials Group Advisors, LLC, and Vident Advisory, LLC will be filed by amendment.

(13)	Investment Sub-Advisory Agreement (Evermore Global Value Fund) between the Registrant, F/m Investments, LLC d/b/a North Slope Capital, LLC, and MFP Investors, LLC (14)

(e)	(1)	Distribution Agreement (Penn Capital Funds) between the Registrant and Foreside Fund Services, LLC(2)

	(2)		Distribution Agreement Novation (Penn Capital Funds) between the Registrant and Foreside Fund Services, LLC(3)

	(3)		Amendment to Distribution Services Agreement (Penn Capital Funds) between the Registrant and Foreside Fund Services LLC dated June 24, 2021(6)

	(4)		Novation Agreement (Penn Capital Funds) between Registrant and Foreside Funds Services, LLC(7)

	(5)		First Amendment to Distribution Agreement between Registrant and Foreside Fund Services, LLC (14)

	(6)		Distribution Agreement between the Registrant and Quasar Distributors, LLC(9)

	(7)		ETF Distribution Agreement between Registrant and Quasar Distributors, LLC(11)

	(8)		Second Amendment to Distribution Agreement (P/E Global Enhanced International Fund, Torray Fund, Evermore Global Value Fund) between the Registrant and Quasar Distributors, LLC(8)

(f)			Bonus or Profit Sharing Contracts – Not Applicable

(g)	(1)	(i)	Custody Agreement between the Registrant and U.S. Bank National Association(2)

		(ii)	Amendment to Custody Agreement between the Registrant and U.S. Bank National Association dated July 17, 2017(4)

		(iii)	Amendment to Custody Agreement between the Registrant and U.S. Bank National Association dated June 24, 2021(6)

		(iv)	Amendment to Custody Agreement between the Registrant and U.S. Bank National Association dated July 22, 2022(9)

		(v)	Amendment to Custody Agreement between the Registrant and U.S. Bank National Association dated December 7, 2022(8)

		(vi)	Amendment to Custody Agreement between the Registrant and U.S. Bank National Association dated December 28, 2022 (12)

(h)		Other Material Contracts

	(1)	(i)	Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC(2)

		(ii)	Amendment to Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated July 17, 2017(4)

(iii)	Amendment to Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated June 24, 2021 (6)

(iv)	Amendment to Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated September 2, 2021(9)

	(v)	Amendment to Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated July 1, 2022(9)

	(vi)	Amendment to Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated December 7, 2022(8)

	(vii)	Amendment to Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated December 28, 2022 (12)

(2)	(i)	Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC(2)

	(ii)	Amendment to Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated July 17, 2017(4)

	(iii)	Amendment to Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated June 24, 2021(6)

	(iv)	Amendment to Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated July 22, 2022(9)

	(v)	Amendment to Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated December 7, 2022(8)

	(vi)	Amendment to Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated December 28, 2022 (12)

(3)	(i)	Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC(2)

(ii)	Amendment to Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated July 17, 2017(4)

(iii)	Amendment to Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated June 24, 2021(6)

(iv)	Amendment to Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated July 1, 2022(9)

(v)	Amendment to Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated December 7, 2022(8)

(vi)	Amendment to Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated December 28, 2022 (12)

	(4)	Form of Shareholder Servicing Plan(2)

(i)	(1)
Opinion and Consent of Counsel relating to the Penn Capital Mid Cap Core Fund (formerly, Penn Capital Small/Mid Cap Equity Fund), Penn Capital Special Situations Small Cap Equity Fund (formerly, Penn Capital Small Cap Equity Fund), and Penn Capital Opportunistic  High Income Fund (formerly, Penn Capital Opportunistic High Yield Fund) (2)

	(2)	Opinion and Consent of Counsel relating to the Penn Capital Short Duration High Income Fund (formerly, Penn Capital Defensive Short Duration High Income Fund) (3)

	(3)	Opinion of Counsel relating to the Torray Fund(8)

	(4)	Opinion and Consent of Counsel relating to the P/E Global Enhanced Income Fund(9)

	(5)	Opinion of Counsel relating to the Evermore Global Value Fund(10)

(6)
Opinion and Consent of Counsel relating to The Energy & Minerals Group EV, Solar & Battery Materials (Lithium, Nickel, Copper, Cobalt) Futures Strategy ETF (formerly, Element EV, Solar & Battery Materials (Lithium, Nickel, Copper, Cobalt) Futures Strategy ETF)(11)

	(7)	Consent of Counsel relating to the Torray Fund (14)

(j)	(1)	Consent of Independent Registered Public Accounting Firm – Cohen & Company, Ltd. (14)

	(2)	Consent of Independent Registered Public Accounting Firm – BBD, LLP is filed herewith.

(k)		Omitted Financial Statements – Not Applicable.

(l)	(1)	Initial Capital Agreement (Penn Capital Funds)(2)

	(2)	Initial Capital Agreement (P/E Global Enhanced International Fund)(10)

	(3)	Initial Capital Agreement (Torray Fund)(8)

(4)	Initial Capital Agreement (Evermore Global Value Fund) (13)

(5)
Initial Capital Agreement (The Energy & Minerals Group EV, Solar & Battery Materials (Lithium, Nickel, Copper, Cobalt) Futures Strategy ETF (formerly, Element EV, Solar & Battery Materials (Lithium, Nickel, Copper, Cobalt) Futures Strategy ETF)) (12)

(m)		Rule 12b-1 Plans

	(1)	Plan of Distribution pursuant to Rule 12b-1 (P/E Global Enhanced International Fund – Class A) (9)

	(2)	Plan of Distribution pursuant to Rule 12b-1 (P/E Global Enhanced International Fund – Investor Class) (9)

	(3)	Plan of Distribution pursuant to Rule 12b-1 (Evermore Global Value Fund – Investor Class)(10)

(n)		Rule 18f-3 Plan will be filed by amendment.

(o)		Reserved.

(p)		Code of Ethics

	(1)	Code of Ethics of Registrant(6)

	(2)	Code of Ethics of Penn Capital Management Company, LLC(5)

	(3)	Code of Ethics of Foreside Financial Group, LLC(6)

	(4)	Code of Ethics of P/E Global LLC(9)

	(5)	Code of Ethics of Torray Investment Partners LLC (f/k/a Torray LLC)(10)

	(6)	Code of Ethics of F/m Investments, LLC d/b/a North Slope Capital, LLC (14)

	(7)	Code of Ethics of The Energy & Minerals Group Advisors, LLC (formerly, Element ETFs, LLC) (12)

	(8)	Code of Ethics of Vident Advisory, LLC (14)

	(9)	Code of Ethics of MFP Investors, LLC (14)

(1)	Incorporated herein by reference to the Registrant’s Initial Registration Statement on Form N-1A as filed with the SEC via EDGAR on November 13, 2014.

(2)	Incorporated herein by reference to the Registrant’s Pre-Effective Registration Statement No. 3 on Form N-1A as filed with the SEC via EDGAR on November 18, 2015.

(3)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 6 on Form N-1A as filed with the SEC via EDGAR on July 14, 2017.

(4)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 8 on Form N-1A as filed with the SEC via EDGAR on October 27, 2017.

(5)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 12 on Form N-1A as filed with the SEC via EDGAR on October 28, 2019.

(6)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 15 on Form N-1A as filed with the SEC via EDGAR on October 29, 2021.

(7)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 16 on Form N-1A as filed with the SEC via EDGAR on August 16, 2022.

(8)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 28 on Form N-1A as filed with the SEC via EDGAR on December 9, 2022.

(9)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 31 on Form N-1A as filed with the SEC via EDGAR on December 15, 2022.

(10)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 32 on Form N-1A as filed with the SEC via EDGAR on December 23, 2022.

(11)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 33 on Form N-1A as filed with the SEC via EDGAR on December 27, 2022.

(12)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 34 on Form N-1A as filed with the SEC via EDGAR on December 30, 2022.

(13)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 35 on Form N-1A as filed with the SEC via EDGAR on March 30, 2023.

(14)	Incorporated herein by reference to the Registrant’s Post-Effective Registration Statement No. 36 on Form N-1A as filed with the SEC via EDGAR on April 26, 2023.

Item 29. Persons Controlled by or Under Common Control with Registrant

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 30. Indemnification

Under the terms of the Delaware Statutory Trust Act (“DSTA”) and the Registrant’s Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”), no officer or trustee of the Registrant shall have any liability to the Registrant, its shareholders, or any other party for damages, except to the extent such limitation of liability is precluded by Delaware law, the Declaration of Trust or the By-Laws of the Registrant.

Subject to the standards and restrictions set forth in the Declaration of Trust, DSTA, Section 3817, permits a statutory trust to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. DSTA, Section 3803 protects trustees, officers, managers and other employees, when acting in such capacity, from liability to any person other than the Registrant or beneficial owner for any act, omission or obligation of the Registrant or any trustee thereof, except as otherwise provided in the Declaration of Trust.

The Declaration of Trust provides that any person who is or was a Trustee, officer, employee or other agent, including the underwriter, of such Trust shall be liable to the Trust and its shareholders only for (1) any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing, or (2) the person’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person (such conduct referred to herein as Disqualifying Conduct) and for nothing else. Except in these instances and to the fullest extent that limitations of liability of agents are permitted by the DSTA, these Agents (as defined in the Declaration of Trust) shall not be responsible or liable for any act or omission of any other Agent of the Trust or any investment adviser or principal underwriter. Moreover, except and to the extent provided in these instances, none of these Agents, when acting in their respective capacity as such, shall be personally liable to any other person, other than such Trust or its shareholders, for any act, omission or obligation of the Trust or any trustee thereof.

The Trust shall indemnify, out of its property, to the fullest extent permitted under applicable law, any of the persons who was or is a party or is threatened to be made a party to any Proceeding (as defined in the Declaration of Trust) because the person is or was an Agent of such Trust. These persons shall be indemnified against any Expenses (as defined in the Declaration of Trust), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the Proceeding if the person acted in good faith or, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not in itself create a presumption that the person did not act in good faith or that the person had reasonable cause to believe that the person’s conduct was unlawful. There shall nonetheless be no indemnification for a person’s own Disqualifying Conduct.

Indemnification of Registrant’s Trustees, officers, advisor, distributor, custodian, administrator, transfer agent and accounting services provider against certain stated liabilities is provided for in the following documents:

(a) Section 12 of the Form of Investment Advisory Agreement (Penn Capital Funds) between the Registrant and Penn Capital Management Company, LLC in exhibit (d)(1), as previously filed and incorporated herein by reference.

(b) Section 12 of the Investment Advisory Agreement (P/E Global Enhanced International Fund) between the Registrant and P/E Global LLC in exhibit (d)(3), as previously filed and incorporated herein by reference.

(c) Section 12 of the Investment Advisory Agreement (Torray Fund) between the Registrant and Torray, LLC in exhibit (d)(5), as previously filed and incorporated herein by reference.

(d) Section 12 of the Investment Advisory Agreement (Evermore Global Value Fund) between the Registrant and F/m Investments, LLC d/b/a North Slope Capital, LLC in exhibit (d)(7), as filed herein.

(e) Section 12 of the Investment Advisory Agreement (The Energy & Minerals Group EV, Solar & Battery Materials (Lithium, Nickel, Copper, Cobalt) Futures Strategy ETF) (formerly, Element EV, Solar & Battery Materials (Lithium, Nickel, Copper, Cobalt) Futures Strategy ETF) between the Registrant and The Energy & Minerals Group Advisors, LLC (formerly, Element ETFs, LLC) in exhibit (d)(9), as previously filed and incorporated herein by reference.

(f) Sections 7 and 8 of the Distribution Agreement (Penn Capital Funds) in exhibit (e)(1), as previously filed and incorporated herein by reference.

(g) Sections 9 and 10 of the Distribution Agreement in exhibit (e)(5), as previously filed and incorporated herein by reference.

(h) Section 6 of the Distribution Agreement in exhibit (e)(6), as previously filed and incorporated herein by reference.

(i) Article X, Section 10.01 of the Custody Agreement in exhibit (g)(1)(i), as previously filed and incorporated herein by reference.

(j) Section 6 of the Fund Administration Servicing Agreement in exhibit (h)(1)(i), as previously filed and incorporated herein by reference.

(k) Section 8 of the Transfer Agent Servicing Agreement and Exhibit C thereto in exhibit (h)(2)(i), as previously filed and incorporated herein by reference.

(l) Section 9 of the Fund Accounting Servicing Agreement in exhibit (h)(3)(i), as previously filed and incorporated herein by reference.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Item 31. Business and Other Connections of Investment Advisers

Penn Capital Management Company, LLC, the investment advisor to the Penn Capital Short Duration High Income Fund, Penn Capital Opportunistic High Income Fund, Penn Capital Mid Cap Core Fund, and Penn Capital Special Situations Small Cap Equity Fund , is a registered investment advisor. For additional information, please see Penn Capital Management Company, LLC’s Form ADV (SEC File No. 801-31452), incorporated herein by reference, which sets forth the directors and officers of Penn Capital Management Company, LLC and information as to any business, profession, vocation or employment of a substantial nature engaged in by Penn Capital Management Company, LLC and its directors and officers during the past two years.

P/E Global LLC, the investment advisor to the P/E Global Enhanced International Fund, is a registered investment advisor. For additional information, please see P/E Global LLC’s Form ADV (SEC File No. 801-72133), incorporated herein by reference, which sets forth the directors and officers of P/E Global LLC and information as to any business, profession, vocation or employment of a substantial nature engaged in by P/E Global LLC and its directors and officers during the past two years.

Torray Investment Partners LLC (formerly known as Torray LLC), the investment advisor to the Torray Fund, is a registered investment advisor. For additional information, please see Torray Investment Partners LLC’s Form ADV (SEC File No. 801-8629), incorporated herein by reference, which sets forth the directors and officers of Torray Investment Partners LLC and information as to any business, profession, vocation or employment of a substantial nature engaged in by Torray Investment Partners LLC and its directors and officers during the past two years.

F/m Investments, LLC d/b/a North Slope Capital, LLC, the investment advisor to the Evermore Global Value Fund, is a registered investment advisor. For additional information, please see F/m Investments, LLC d/b/a North Slope Capital LLC’s Form ADV (SEC File No. 801-116853), incorporated herein by reference, which sets forth the directors and officers of F/m Investments, LLC d/b/a North Slope Capital, LLC and information as to any business, profession, vocation or employment of a substantial nature engaged in by F/m Investments, LLC d/b/a North Slope Capital, LLC and its directors and officers during the past two years.

The Energy & Minerals Group Advisors, LLC (formerly, Element ETFs, LLC), the investment advisor to The Energy & Minerals Group EV, Solar & Battery Materials (Lithium, Nickel, Copper, Cobalt) Futures Strategy ETF (formerly, Element EV, Solar & Battery Materials (Lithium, Nickel, Copper, Cobalt) Futures Strategy ETF), is a registered investment advisor. For additional information, please see The Energy & Minerals Group Advisors, LLC’s Form ADV (SEC File No. 801-126855), incorporated herein by reference, which sets forth the directors and officers of The Energy & Minerals Group Advisors, LLC and information as to any business, profession, vocation or employment of a substantial nature engaged in by The Energy & Minerals Group Advisors, LLC and its directors and officers during the past two years.

Item 32. Principal Underwriter.

(a)(1) Quasar Distributors, LLC (“Quasar”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	American Trust Allegiance Fund, Series of Advisors Series Trust
2.	Capital Advisors Growth Fund, Series of Advisors Series Trust
3.	Chase Growth Fund, Series of Advisors Series Trust
4.	Davidson Multi Cap Equity Fund, Series of Advisors Series Trust
5.	Edgar Lomax Value Fund, Series of Advisors Series Trust
6.	First Sentier American Listed Infrastructure Fund, Series of Advisors Series Trust
7.	First Sentier Global Listed Infrastructure Fund, Series of Advisors Series Trust
8.	Fort Pitt Capital Total Return Fund, Series of Advisors Series Trust
9.	Huber Large Cap Value Fund, Series of Advisors Series Trust
10.	Huber Mid Cap Value Fund, Series of Advisors Series Trust
11.	Huber Select Large Cap Value Fund, Series of Advisors Series Trust
12.	Huber Small Cap Value Fund, Series of Advisors Series Trust
13.	Logan Capital Broad Innovative Growth ETF, Series of Advisors Series Trust
14.	O'Shaughnessy Market Leaders Value Fund, Series of Advisors Series Trust
15.	PIA BBB Bond Fund, Series of Advisors Series Trust
16.	PIA High Yield Fund, Series of Advisors Series Trust
17.	PIA High Yield (MACS) Fund, Series of Advisors Series Trust
18.	PIA MBS Bond Fund, Series of Advisors Series Trust
19.	PIA Short-Term Securities Fund, Series of Advisors Series Trust
20.	Poplar Forest Cornerstone Fund, Series of Advisors Series Trust
21.	Poplar Forest Partners Fund, Series of Advisors Series Trust

22.	Pzena Emerging Markets Value Fund, Series of Advisors Series Trust
23.	Pzena International Small Cap Value Fund, Series of Advisors Series Trust
24.	Pzena International Value Fund, Series of Advisors Series Trust
25.	Pzena Mid Cap Value Fund, Series of Advisors Series Trust
26.	Pzena Small Cap Value Fund, Series of Advisors Series Trust
27.	Reverb ETF, Series of Advisors Series Trust
28.	Scharf Fund, Series of Advisors Series Trust
29.	Scharf Global Opportunity Fund, Series of Advisors Series Trust
30.	Scharf Multi-Asset Opportunity Fund, Series of Advisors Series Trust
31.	Semper MBS Total Return Fund, Series of Advisors Series Trust
32.	Semper Short Duration Fund, Series of Advisors Series Trust
33.	Shenkman Capital Floating Rate High Income Fund, Series of Advisors Series Trust
34.	Shenkman Capital Short Duration High Income Fund, Series of Advisors Series Trust
35.	VegTech Plant-based Innovation & Climate ETF, Series of Advisors Series Trust
36.	The Aegis Funds
37.	Allied Asset Advisors Funds
38.	Angel Oak Funds Trust
39.	Angel Oak Strategic Credit Fund
40.	Barrett Opportunity Fund, Inc.
41.	Brookfield Investment Funds
42.	Buffalo Funds
43.	Cushing® Mutual Funds Trust
44.	DoubleLine Funds Trust
45.	EA Series Trust (f/k/a Alpha Architect ETF Trust)
46.	Ecofin Tax-Advantaged Social Impact Fund, Inc.
47.	AAM Bahl & Gaynor Small/Mid Cap Income Growth ETF, Series of ETF Series Solutions
48.	AAM Low Duration Preferred and Income Securities ETF, Series of ETF Series Solutions
49.	AAM S&P 500 Emerging Markets High Dividend Value ETF, Series of ETF Series Solutions
50.	AAM S&P 500 High Dividend Value ETF, Series of ETF Series Solutions
51.	AAM S&P Developed Markets High Dividend Value ETF, Series of ETF Series Solutions
52.	AAM Transformers ETF, Series of ETF Series Solutions
53.	AlphaMark Actively Managed Small Cap ETF, Series of ETF Series Solutions
54.	Aptus Collared Income Opportunity ETF, Series of ETF Series Solutions
55.	Aptus Defined Risk ETF, Series of ETF Series Solutions
56.	Aptus Drawdown Managed Equity ETF, Series of ETF Series Solutions
57.	Aptus Enhanced Yield ETF, Series of ETF Series Solutions
58.	Aptus Large Cap Enhanced Yield ETF, Series of ETF Series Solutions
59.	Blue Horizon BNE ETF, Series of ETF Series Solutions
60.	BTD Capital Fund, Series of ETF Series Solutions
61.	Carbon Strategy ETF, Series of ETF Series Solutions
62.	Cboe Vest 10 Year Interest Rate Hedge ETF, Series of ETF Series Solutions
63.	ClearShares OCIO ETF, Series of ETF Series Solutions
64.	ClearShares Piton Intermediate Fixed Income Fund, Series of ETF Series Solutions
65.	ClearShares Ultra-Short Maturity ETF, Series of ETF Series Solutions
66.	Distillate International Fundamental Stability & Value ETF, Series of ETF Series Solutions
67.	Distillate Small/Mid Cash Flow ETF, Series of ETF Series Solutions
68.	Distillate U.S. Fundamental Stability & Value ETF, Series of ETF Series Solutions
69.	ETFB Green SRI REITs ETF, Series of ETF Series Solutions
70.	Hoya Capital High Dividend Yield ETF, Series of ETF Series Solutions
71.	Hoya Capital Housing ETF, Series of ETF Series Solutions
72.	iBET Sports Betting & Gaming ETF, Series of ETF Series Solutions

73.	International Drawdown Managed Equity ETF, Series of ETF Series Solutions
74.	LHA Market State Alpha Seeker ETF, Series of ETF Series Solutions
75.	LHA Market State Tactical Beta ETF, Series of ETF Series Solutions
76.	LHA Market State Tactical Q ETF, Series of ETF Series Solutions
77.	LHA Risk-Managed Income ETF, Series of ETF Series Solutions
78.	Loncar Cancer Immunotherapy ETF, Series of ETF Series Solutions
79.	Loncar China BioPharma ETF, Series of ETF Series Solutions
80.	McElhenny Sheffield Managed Risk ETF, Series of ETF Series Solutions
81.	Nationwide Dow Jones® Risk-Managed Income ETF, Series of ETF Series Solutions
82.	Nationwide Nasdaq-100 Risk-Managed Income ETF, Series of ETF Series Solutions
83.	Nationwide Russell 2000® Risk-Managed Income ETF, Series of ETF Series Solutions
84.	Nationwide S&P 500® Risk-Managed Income ETF, Series of ETF Series Solutions
85.	NETLease Corporate Real Estate ETF, Series of ETF Series Solutions
86.	Opus Small Cap Value ETF, Series of ETF Series Solutions
87.	Roundhill Acquirers Deep Value ETF, Series of ETF Series Solutions
88.	The Acquirers Fund, Series of ETF Series Solutions
89.	U.S. Global GO GOLD and Precious Metal Miners ETF, Series of ETF Series Solutions
90.	U.S. Global JETS ETF, Series of ETF Series Solutions
91.	U.S. Global Sea to Sky Cargo ETF, Series of ETF Series Solutions
92.	US Vegan Climate ETF, Series of ETF Series Solutions
93.	First American Funds, Inc.
94.	FundX Investment Trust
95.	The Glenmede Fund, Inc.
96.	The Glenmede Portfolios
97.	The GoodHaven Funds Trust
98.	Greenspring Fund, Incorporated
99.	Harding, Loevner Funds, Inc.
100.	Hennessy Funds Trust
101.	Horizon Funds
102.	Hotchkis & Wiley Funds
103.	Intrepid Capital Management Funds Trust
104.	Jacob Funds Inc.
105.	The Jensen Quality Growth Fund Inc.
106.	Kirr, Marbach Partners Funds, Inc.
107.	Core Alternative ETF, Series of Listed Funds Trust
108.	Wahed Dow Jones Islamic World ETF, Series of Listed Funds Trust
109.	Wahed FTSE USA Shariah ETF, Series of Listed Funds Trust
110.	LKCM Funds
111.	LoCorr Investment Trust
112.	MainGate Trust
113.	ATAC Rotation Fund, Series of Managed Portfolio Series
114.	Cove Street Capital Small Cap Value Fund, Series of Managed Portfolio Series
115.	Ecofin Global Energy Transition Fund, Series of Managed Portfolio Series
116.	Ecofin Global Renewables Infrastructure Fund, Series of Managed Portfolio Series
117.	Ecofin Global Water ESG Fund, Series of Managed Portfolio Series
118.	Ecofin Sustainable Water Fund, Series of Managed Portfolio Series
119.	Jackson Square Large-Cap Growth Fund, Series of Managed Portfolio Series
120.	Jackson Square SMID-Cap Growth Fund, Series of Managed Portfolio Series
121.	Kensington Active Advantage Fund, Series of Managed Portfolio Series
122.	Kensington Capital Defender Fund, Series of Managed Portfolio Series
123.	Kensington Dynamic Growth Fund, Series of Managed Portfolio Series

124.	Kensington Managed Income Fund, Series of Managed Portfolio Series
125.	LK Balanced Fund, Series of Managed Portfolio Series
126.	Muhlenkamp Fund, Series of Managed Portfolio Series
127.	Nuance Concentrated Value Fund, Series of Managed Portfolio Series
128.	Nuance Concentrated Value Long Short Fund, Series of Managed Portfolio Series
129.	Nuance Mid Cap Value Fund, Series of Managed Portfolio Series
130.	Port Street Quality Growth Fund, Series of Managed Portfolio Series
131.	Principal Street High Income Municipal Fund, Series of Managed Portfolio Series
132.	Principal Street Short Term Municipal Fund, Series of Managed Portfolio Series
133.	Reinhart Genesis PMV Fund, Series of Managed Portfolio Series
134.	Reinhart International PMV Fund, Series of Managed Portfolio Series
135.	Reinhart Mid Cap PMV Fund, Series of Managed Portfolio Series
136.	Tortoise Energy Infrastructure and Income Fund, Series of Managed Portfolio Series
137.	Tortoise Energy Infrastructure Total Return Fund, Series of Managed Portfolio Series
138.	Tortoise North American Pipeline Fund, Series of Managed Portfolio Series
139.	V-Shares MSCI World ESG Materiality and Carbon Transition ETF, Series of Managed Portfolio Series
140.	V-Shares US Leadership Diversity ETF, Series of Managed Portfolio Series
141.	Greenspring Income Opportunities Fund, Series of Manager Directed Portfolios
142.	Hood River International Opportunity Fund, Series of Manager Directed Portfolios
143.	Hood River Small-Cap Growth Fund, Series of Manager Directed Portfolios
144.	Mar Vista Strategic Growth Fund, Series of Manager Directed Portfolios
145.	Vert Global Sustainable Real Estate Fund, Series of Manager Directed Portfolios
146.	Matrix Advisors Funds Trust
147.	Matrix Advisors Value Fund, Inc.
148.	Monetta Trust
149.	Nicholas Equity Income Fund, Inc.
150.	Nicholas Fund, Inc.
151.	Nicholas II, Inc.
152.	Nicholas Limited Edition, Inc.
153.	North Square Investments Trust
154.	Oaktree Diversified Income Fund Inc.
155.	Permanent Portfolio Family of Funds
156.	Perritt Funds, Inc.
157.	Procure ETF Trust II
158.	Professionally Managed Portfolios
159.	Prospector Funds, Inc.
160.	Provident Mutual Funds, Inc.
161.	Abbey Capital Futures Strategy Fund, Series of The RBB Fund, Inc.
162.	Abbey Capital Multi-Asset Fund, Series of The RBB Fund, Inc.
163.	Adara Smaller Companies Fund, Series of The RBB Fund, Inc.
164.	Aquarius International Fund, Series of The RBB Fund, Inc.
165.	Boston Partners All Cap Value Fund, Series of The RBB Fund, Inc.
166.	Boston Partners Emerging Markets Dynamic Equity Fund, Series of The RBB Fund, Inc.
167.	Boston Partners Emerging Markets Fund, Series of The RBB Fund, Inc.
168.	Boston Partners Global Equity Fund, Series of The RBB Fund, Inc.
169.	Boston Partners Global Long/Short Fund, Series of The RBB Fund, Inc.
170.	Boston Partners Global Sustainability Fund, Series of The RBB Fund, Inc.
171.	Boston Partners Long/Short Equity Fund, Series of The RBB Fund, Inc.
172.	Boston Partners Long/Short Research Fund, Series of The RBB Fund, Inc.
173.	Boston Partners Small Cap Value Fund II, Series of The RBB Fund, Inc.

174.	Campbell Systematic Macro Fund, Series of The RBB Fund, Inc.
175.	Motley Fool 100 Index ETF, Series of The RBB Fund, Inc.
176.	Motley Fool Capital Efficiency 100 Index ETF, Series of The RBB Fund, Inc.
177.	Motley Fool Global Opportunities ETF, Series of The RBB Fund, Inc.
178.	Motley Fool Mid-Cap Growth ETF, Series of The RBB Fund, Inc.
179.	Motley Fool Next Index ETF, Series of The RBB Fund, Inc.
180.	Motley Fool Small-Cap Growth ETF, Series of The RBB Fund, Inc.
181.	Optima Strategic Credit Fund, Series of The RBB Fund, Inc.
182.	SGI Global Equity Fund, Series of The RBB Fund, Inc.
183.	SGI Peak Growth Fund, Series of The RBB Fund, Inc.
184.	SGI Prudent Growth Fund, Series of The RBB Fund, Inc.
185.	SGI Small Cap Core Fund, Series of The RBB Fund, Inc.
186.	SGI U.S. Large Cap Equity Fund, Series of The RBB Fund, Inc.
187.	SGI U.S. Small Cap Equity Fund, Series of The RBB Fund, Inc.
188.	US Treasury 10 Year Note ETF, Series of The RBB Fund, Inc.
189.	US Treasury 12 Month Bill ETF, Series of The RBB Fund, Inc.
190.	US Treasury 2 Year Note ETF, Series of The RBB Fund, Inc.
191.	US Treasury 20 Year Bond ETF, Series of The RBB Fund, Inc.
192.	US Treasury 3 Month Bill ETF, Series of The RBB Fund, Inc.
193.	US Treasury 3 Year Note ETF, Series of The RBB Fund, Inc.
194.	US Treasury 30 Year Bond ETF, Series of The RBB Fund, Inc.
195.	US Treasury 5 Year Note ETF, Series of The RBB Fund, Inc.
196.	US Treasury 6 Month Bill ETF, Series of The RBB Fund, Inc.
197.	US Treasury 7 Year Note ETF, Series of The RBB Fund, Inc.
198.	WPG Partners Select Small Cap Value Fund, Series of The RBB Fund, Inc.
199.	WPG Partners Small Cap Value Diversified Fund, Series of The RBB Fund, Inc.
200.	The RBB Fund Trust
201.	RBC Funds Trust
202.	Series Portfolios Trust
203.	Thompson IM Funds, Inc.
204.	TrimTabs ETF Trust
205.	Trust for Advised Portfolios
206.	Barrett Growth Fund, Series of Trust for Professional Managers
207.	Bright Rock Mid Cap Growth Fund, Series of Trust for Professional Managers
208.	Bright Rock Quality Large Cap Fund, Series of Trust for Professional Managers
209.	CrossingBridge Low Duration High Yield Fund, Series of Trust for Professional Managers
210.	CrossingBridge Responsible Credit Fund, Series of Trust for Professional Managers
211.	CrossingBridge Ultra-Short Duration Fund, Series of Trust for Professional Managers
212.	RiverPark Strategic Income Fund, Series of Trust for Professional Managers
213.	Dearborn Partners Rising Dividend Fund, Series of Trust for Professional Managers
214.	Jensen Global Quality Growth Fund, Series of Trust for Professional Managers
215.	Jensen Quality Value Fund, Series of Trust for Professional Managers
216.	Rockefeller Climate Solutions Fund, Series of Trust for Professional Managers
217.	Terra Firma US Concentrated Realty Fund, Series of Trust for Professional Managers
218.	USQ Core Real Estate Fund
219.	Wall Street EWM Funds Trust
220.	Wisconsin Capital Funds, Inc.

(b)(1) The following are the Officers and Manager of Quasar Distributors, LLC, the Registrant’s underwriter. Quasar’s main business address is Three Canal Plaza, Suite 100, Portland, ME 04101.

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	President/Manager	None
Chris Lanza	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Susan L. LaFond	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	Vice President and Chief Compliance Officer and Treasurer	None
Kelly B. Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None
Weston Sommers	Three Canal Plaza, Suite 100, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

(c) Not Applicable.

Item 33. Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are maintained at the following locations:

Records Relating to:	Are located at:
Registrant	The RBB Fund Trust 615 East Michigan Street Milwaukee, Wisconsin 53202
Investment Adviser	Penn Capital Management Company, LLC Navy Yard Corporate Center 1200 Intrepid Avenue, Suite 400 Philadelphia, Pennsylvania 19112
Investment Adviser	P/E Global LLC 75 State Street, 31st Floor Boston, Massachusetts 02109
Investment Adviser	Torray Investment Partners LLC 7501 Wisconsin Avenue, Suite 750W Bethesda, Maryland 20814
Investment Adviser	F/m Investments, LLC d/b/a North Slope Capital, LLC 3050 K Street NW, Ste W-201 Washington, DC 20007
Investment Adviser	The Energy & Minerals Group Advisors, LLC 704 Goodlette Frank Road North, Suite 118 Naples, Florida 34102

Registrant’s Fund Administrator, Fund Accountant, Transfer Agent and Dividend Disbursing Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, Wisconsin 53202
Registrant’s Custodian	U.S. Bank National Association 1555 North River Center Drive, Suite 302 Milwaukee, Wisconsin 53212
Underwriter	Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101
Underwriter	Foreside Funds Distributors LLC 400 Berwyn Park 899 Cassatt Road Berwyn, Pennsylvania 19312
Underwriter	Quasar Distributors, LLC Three Canal Plaza, Suite 100 Portland, ME 04101

Item 34. Management Services

Not applicable.

Item 35. Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment to its Registration Statement under Rule 485(b) under the 1933 Act and has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Short Hills, and State of New Jersey on August 31, 2023.

THE RBB FUND TRUST

By:	/s/ Steven Plump
Steven Plump
President

Pursuant to the requirements of the 1933 Act, this Amendment to Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE		TITLE	DATE

/s/ Steven Plump		President (Principal Executive Officer)	August 31, 2023
Steven Plump
/s/ James G. Shaw		Chief Financial Officer (Principal Financial and Accounting Officer)	August 31, 2023
James G. Shaw

*Julian A. Brodsky		Trustee	August 31, 2023
Julian A. Brodsky

*Gregory P. Chandler		Trustee	August 31, 2023
Gregory P. Chandler

*Lisa A. Dolly		Trustee	August 31, 2023
Lisa A. Dolly

*Nicholas A. Giordano		Trustee	August 31, 2023
Nicholas A. Giordano

*Arnold M. Reichman		Trustee	August 31, 2023
Arnold M. Reichman

*Robert Sablowsky		Trustee	August 31, 2023
Robert Sablowsky

*Brian T. Shea		Trustee	August 31, 2023
Brian T. Shea

*Robert Straniere		Trustee	August 31, 2023
Robert Straniere

*By:	/s/ James G. Shaw
James G. Shaw
Attorney-in-Fact

THE RBB FUND, INC.

(the “Company”)

THE RBB FUND TRUST
(the “Trust”)

POWER OF ATTORNEY

Know All Men by These Presents, that the undersigned, Julian A. Brodsky, hereby constitutes and appoints Steven Plump, Salvatore Faia, Michael P. Malloy, James G. Shaw, Edward Paz, and Jillian L. Bosmann, his true and lawful attorneys, to execute in his name, place, and stead, in his capacity as Director/Trustee or officer, or both, of the Company and of the Trust, the Registration Statement and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission; and said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of said attorneys being hereby ratified and approved.

DATED:	September 8, 2022

/s/ Julian A. Brodsky

Julian A. Brodsky

THE RBB FUND, INC.

(the “Company”)

THE RBB FUND TRUST
(the “Trust”)

POWER OF ATTORNEY

Know All Men by These Presents, that the undersigned, Gregory P. Chandler, hereby constitutes and appoints Steven Plump, Salvatore Faia, Michael P. Malloy, James G. Shaw, Edward Paz, and Jillian L. Bosmann, his true and lawful attorneys, to execute in his name, place, and stead, in his capacity as Director/Trustee or officer, or both, of the Company and of the Trust, the Registration Statement and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission; and said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of said attorneys being hereby ratified and approved.

DATED:	September 8, 2022

/s/ Gregory P. Chandler

Gregory P. Chandler

THE RBB FUND, INC.

(the “Company”)

THE RBB FUND TRUST
(the “Trust”)

POWER OF ATTORNEY

Know All Men by These Presents, that the undersigned, Lisa A. Dolly, hereby constitutes and appoints Steven Plump, Salvatore Faia, Michael P. Malloy, James G. Shaw, Edward Paz, and Jillian L. Bosmann, her true and lawful attorneys, to execute in her name, place, and stead, in her capacity as Director/Trustee or officer, or both, of the Company and of the Trust, the Registration Statement and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission; and said attorneys shall have full power and authority to do and perform in her name and on her behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as she might or could do in person, said acts of said attorneys being hereby ratified and approved.

DATED:	September 8, 2022

/s/ Lisa A. Dolly

Lisa A. Dolly

THE RBB FUND, INC.

(the “Company”)

THE RBB FUND TRUST
(the “Trust”)

POWER OF ATTORNEY

Know All Men by These Presents, that the undersigned, Nicholas A. Giordano, hereby constitutes and appoints Steven Plump, Salvatore Faia, Michael P. Malloy, James G. Shaw, Edward Paz, and Jillian L. Bosmann, his true and lawful attorneys, to execute in his name, place, and stead, in his capacity as Director/Trustee or officer, or both, of the Company and of the Trust, the Registration Statement and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission; and said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of said attorneys being hereby ratified and approved.

DATED:	September 8, 2022

/s/ Nicholas A. Giordano

Nicholas A. Giordano

THE RBB FUND, INC.

(the “Company”)

THE RBB FUND TRUST
(the “Trust”)

POWER OF ATTORNEY

Know All Men by These Presents, that the undersigned, Arnold M. Reichman, hereby constitutes and appoints Steven Plump, Salvatore Faia, Michael P. Malloy, James G. Shaw, Edward Paz, and Jillian L. Bosmann, his true and lawful attorneys, to execute in his name, place, and stead, in his capacity as Director/Trustee or officer, or both, of the Company and of the Trust, the Registration Statement and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission; and said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of said attorneys being hereby ratified and approved.

DATED:	September 8, 2022

/s/ Arnold M. Reichman

Arnold M. Reichman

THE RBB FUND, INC.

(the “Company”)

THE RBB FUND TRUST
(the “Trust”)

POWER OF ATTORNEY

Know All Men by These Presents, that the undersigned, Robert Sablowsky, hereby constitutes and appoints Steven Plump, Salvatore Faia, Michael P. Malloy, James G. Shaw, Edward Paz, and Jillian L. Bosmann, his true and lawful attorneys, to execute in his name, place, and stead, in his capacity as Director/Trustee or officer, or both, of the Company and of the Trust, the Registration Statement and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission; and said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of said attorneys being hereby ratified and approved.

DATED:	September 8, 2022

/s/ Robert Sablowsky

Robert Sablowsky

THE RBB FUND, INC.

(the “Company”)

THE RBB FUND TRUST
(the “Trust”)

POWER OF ATTORNEY

Know All Men by These Presents, that the undersigned, Brian T. Shea, hereby constitutes and appoints Steven Plump, Salvatore Faia, Michael P. Malloy, James G. Shaw, Edward Paz, and Jillian L. Bosmann, his true and lawful attorneys, to execute in his name, place, and stead, in his capacity as Director/Trustee or officer, or both, of the Company and of the Trust, the Registration Statement and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission; and said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of said attorneys being hereby ratified and approved.

DATED:	September 8, 2022

/s/ Brian T. Shea

Brian T. Shea

THE RBB FUND, INC.

(the “Company”)

THE RBB FUND TRUST
(the “Trust”)

POWER OF ATTORNEY

Know All Men by These Presents, that the undersigned, Robert A. Straniere, hereby constitutes and appoints Steven Plump, Salvatore Faia, Michael P. Malloy, James G. Shaw, Edward Paz, and Jillian L. Bosmann, his true and lawful attorneys, to execute in his name, place, and stead, in his capacity as Director/Trustee or officer, or both, of the Company and of the Trust, the Registration Statement and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission; and said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of said attorneys being hereby ratified and approved.

DATED:	September 8, 2022

/s/ Robert Straniere

Robert Straniere

EXHIBIT INDEX

Exhibit No.	Exhibit
(j)(2)	Consent of Independent Registered Public Accounting Firm – BBD, LLP